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3/3/03

03002545

TATES
ANGE COMMISSION
).C. 20549

VF 2-27-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43693

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Trend Financial Planning Services, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 2nd Street S.E.
(No. and Street)

Cedar Rapids	IA	52407
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Davidson 319-364-2945
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

3999 Pennsylvania Ave., Suite 100	Dubuque	IA	52002-2639
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
FEB 24 2003
538

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Patricia Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Trend Financial Planning Services, Ltd., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA S. KUDA
Commission Number 172030
MY COMMISSION EXPIRES
11-18-2005

Patricia A. Davidson
Signature

President
Title

Sandra S. Kuda
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.

CEDAR RAPIDS, IOWA

FINANCIAL STATEMENTS
DECEMBER 31, 2002

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.

Table of Contents

EideBailly LLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
World Trend Financial Planning Services, Ltd.
Cedar Rapids, Iowa

We have audited the accompanying statement of financial condition of **World Trend Financial Planning Services, Ltd.**, as of December 31, 2002, and the related statements of income, stockholders' equity and cash flows for the 15-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **World Trend Financial Planning Services, Ltd.**, as of December 31, 2002, and the results of its operations and its cash flows for the 15-month period then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Dubuque, Iowa
February 4, 2003

3999 Pennsylvania Ave. • Suite 100 • Dubuque, Iowa 52002-2639 • 563.556.1790 • Fax 563.557.7842
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota • Equal Opportunity Employer

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	43,064
Investments		22,146
Commissions receivable		20,416
Notes receivable		
Related party		120,434
Other		77,041
Prepaid expenses		362
Total current assets		283,463
EQUIPMENT		
Equipment		64,478
Less: accumulated depreciation		(55,964)
Net equipment		8,514
TOTAL ASSETS	$	291,977
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	4,103
Accrued employee benefits		3,596
Accrued payroll taxes		4,157
Total current liabilities		11,856
STOCKHOLDERS' EQUITY		
Common stock (50,000 shares authorized, 15,000 shares issued and outstanding; no par value)		15,000
Additional paid-in capital		2,862
Retained earnings		262,259
Total stockholders' equity		280,121
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	291,977

See notes to financial statements.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF INCOME
FIFTEEN MONTHS ENDED DECEMBER 31, 2002

REVENUE	
Commissions	$ 367,297
Planning and staffing services	12,354
Interest income	25,231
Miscellaneous income	6,752
	411,634
OPERATING EXPENSES	
Wages	148,355
Payroll taxes	13,463
Employee benefits	10,770
Management fees	117,500
Administrative services	45,000
Training and seminars	179
Professional fees	5,934
Contract labor	3,104
Travel and promotion	2,066
Rent	24,000
Office expense	7,833
Advertising	3,591
Postage	1,656
Telephone	2,624
Membership and registration fees	3,108
Insurance	3,392
Utilities	1,077
Depreciation	4,523
	398,175
INCOME FROM OPERATIONS	13,459
INCOME TAX PROVISION	(2,466)
NET INCOME	$ 10,993

See notes to financial statements.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF STOCKHOLDERS' EQUITY
FIFTEEN MONTHS ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE – OCTOBER 1, 2001	$ 15,000	$ 2,862	$ 251,266	$ 269,128
Net income	-	-	10,993	10,993
BALANCE – DECEMBER 31, 2002	$ 15,000	$ 2,862	$ 262,259	$ 280,121

See notes to financial statements.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF CASH FLOWS
FIFTEEN MONTHS ENDED DECEMBER 31, 2002

OPERATING ACTIVITIES	
Net income	$ 10,993
Charges and credits to net income not affecting cash	
Depreciation	4,523
Changes in assets and liabilities	
Commissions receivable	(4,554)
Accounts receivable	8,897
Prepaid expenses	1,591
Accounts payable	3,776
Accrued payroll	(6,089)
Accrued employee benefits	(3,992)
Accrued payroll taxes	(1,027)
Income taxes payable	(1,670)
NET CASH USED FOR OPERATING ACTIVITIES	12,448
INVESTING ACTIVITIES	
Investments	(132)
Issuance of notes receivable	(254,032)
Payments received on notes receivable	187,900
Purchase of equipment	(546)
NET CASH USED FOR INVESTING ACTIVITIES	(66,810)
NET DECREASE IN CASH	(54,362)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	97,426
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 43,064
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Income taxes	$ 576

See notes to financial statements.

NOTE 1 – PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity

The Company operates as a broker/dealer under the Securities and Exchange Act of 1934. The Company limits its activity to selling mutual funds, variable annuities, and life insurance.

The Company operates under the provisions of Paragraph (k)(l) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(l) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company does not accept money from customers, but rather all customer payments are made out directly to the fund into which the customer is investing.

Concentration of Credit Risk

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts. World Trend Financial Planning Services, Ltd., operates in the eastern Iowa area. Due to this, the Company's operations are dependent on this region's economic condition.

Trade Date Basis

Commission revenue and related expenses are recorded on a trade date basis.

Equipment

Equipment is carried at cost. Expenditures for maintenance and repairs are charged directly to income and expenditures for major replacements and betterments are capitalized. Depreciation is computed using the declining balance method over the estimated useful lives of the assets ranging from five to seven years.

Advertising Costs

Costs incurred for advertising are expensed as incurred. The Company incurred $3,591 for advertising costs during the 15-month period ended December 31, 2002.

Income Taxes

Beginning January 2002, the Company elected to be taxed under Subchapter S of the Internal Revenue Code. Under this election, the Company's earnings are taxed at the individual owners' level and not at the corporate level. Thus, no deferred tax liability is maintained. The Company is subject to a "built in gains" tax. This tax is levied on the assets which were owned on the date the "S" election was made, and were subsequently sold. The Company also changed their fiscal year end from September 30 to December 31. This report includes the activity for the 15-month period ended December 31, 2002.

(continued on next page)

Cash and Cash Equivalents

For reporting purposes, all cash accounts and cash related temporary investments due within three months are considered cash equivalents.

Investments

Investments in savings funds are considered "trading securities" and are stated at fair value. Investments in stock warrants do not have a readily determinable fair value and are stated at cost.

Receivables

Commissions receivable are uncollateralized obligations generated by the sale of mutual funds and insurance products. They are stated at the amount computed by applying a commission rate, which is determined by the mutual fund company or insurance company, to the face amount of the mutual fund or insurance policy sold. Each fund company and insurance company has a different timeframe for the payment of the commissions, so there is no set policy for determining when a receivable becomes delinquent. Interest is not accrued on commissions receivable. Management considers all commissions receivable to be collectible and therefore has not reported a valuation allowance.

Notes receivable are stated at principal amounts plus accrued interest. The related party note and one other immaterial note are uncollateralized while the other note is collateralized by property. There is no set payment schedule for the notes. Payment of notes receivable are allocated first to accrued and unpaid interest with the remainder to the outstanding principal balance.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2002 the Company's net capital ratio, net capital, and net capital requirement were as follows:

Net capital ratio	.3/1
Net capital	$ 38,436
Net capital requirement	$ 5,000

(continued on next page)

The Securities and Exchange Commission has adopted certain amendments to its net capital rule requiring increased minimum net capital for brokers and dealers in securities. The Company maintains that it is subject to a $5,000 minimum net capital requirement. The Company is still subject to the requirement that if aggregate indebtedness multiplied by 6-2/3% is higher, the minimum net capital would be increased to the higher amount.

NOTE 3 – RESERVE REQUIREMENTS

The Company is exempt from the Securities and Exchange Commission's Rule 15c3-3 under Section (k)(1) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

NOTE 4 – RELATED PARTY TRANSACTIONS

Note receivable - related party consists of a short-term note with Terry, Lockridge, and Dunn, Inc. This note carries an interest rate of 8% and is due and payable on demand. Terry, Lockridge, and Dunn, Inc., is wholly owned and operated by Timothy Terry, a stockholder of World Trend Financial Planning Services, Ltd. Interest income from the note for the 15-month period ended December 31, 2002, was $15,227.

The Company pays fees to Terry, Lockridge, and Dunn, Inc., for monthly accounting services, the preparation of the corporate tax return, and consulting services. The total paid for these services for the 15-month period ended December 31, 2002, was $117,376.

The Company pays computer system support fees to EGT Services, Inc., which is wholly owned and operated by Timothy Terry. The total paid for these services for the 15-month period ended December 31, 2002, was $18,750.

The Company pays administrative service fees to Concorde Financial, which is wholly owned and operated by Timothy Terry. The total paid for these services for the 15-month period ended December 31, 2002, was $26,250.

The Company rents office space from the Terry Family Trust. The total rent paid for the 15-month period ended December 31, 2002, was $24,000.

The Company charges Terry, Lockridge, and Dunn, Inc., for certain planning and staffing services performed by Company employees. The total revenue from these services was $12,354 for the 15-month period ended December 31, 2002.

NOTE 5 – INCOME TAXES

Because the Company has elected "Subchapter S" tax status, there will be no corporate taxes assessed on the net income. Since a portion of the assets were owned on or before the "Subchapter S" tax status was elected, the Company is subject to a "built in gains" tax on those assets. After December 2011, the Company will no longer be subject to the "built in gains" tax.

(continued on next page)

Income tax expense was $2,466 for the three months ended December 31, 2001, and $0 for the year ended December 31, 2002.

NOTE 6 – RETIREMENT PLAN

The Company sponsors a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE). All employees earning $5,000 or more of wages in the calendar year are eligible to participate in the Plan. The Plan is contributory with the Company matching up to 3% of eligible employees' wages. The total expense incurred by the Company during the 15-month period was $4,302.

EideBailly LLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
World Trend Financial Planning Services, Ltd.
Cedar Rapids, Iowa

We have audited the accompanying financial statements of **World Trend Financial Planning Services, Ltd.**, as of and for the 15-month period ended December 31, 2002, and have issued our report thereon dated February 4, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Dubuque, Iowa
February 4, 2003

3999 Pennsylvania Ave. • Suite 100 • Dubuque, Iowa 52002-2639 • 563.556.1790 • Fax 563.557.7842
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota • Equal Opportunity Employer

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL		
Total stockholders' equity from the statement of financial condition		$ 280,121
Deductions		
Commissions receivable - insurance and annuities		(14,100)
Prepaid expenses		(362)
Stock warrants		(20,100)
Equipment		(8,514)
Notes receivable		(197,475)
Net capital before haircuts		39,570
Liquid asset funds	41,376	
	X 2%	
	827	
Mutual fund	2,046	
	X 15%	
	307	
Total haircuts on marketable securities		(1,134)
Net capital		$ 38,436
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required - higher of 6 2/3% times aggregate indebtedness or $5,000		$ 5,000
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition		$ 11,856
Ratio of aggregate indebtedness to net capital		.3/1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part IIA of Form X-17A-5, as originally filed (unaudited)		$ 39,532
Adjust prepaid expenses		104
Adjust accrued expenses		(2,870)
Adjust deferred taxes		1,670
Net capital per above		$ 38,436

EideBailly LLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
World Trend Financial Planning Services, Ltd.
Cedar Rapids, Iowa

In planning and performing our audit of the financial statements and supplemental schedule of **World Trend Financial Planning Services, Ltd.**, (the Company) for the 15-month period ended December 31, 2002, we considered its internal control, including control activities for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3999 Pennsylvania Ave. • Suite 100 • Dubuque, Iowa 52002-2639 • 563.556.1790 • Fax 563.557.7842
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota • Equal Opportunity Employer

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Dubuque, Iowa
February 4, 2003